SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

AMERICAN MIDSTREAM PARTNERS, LP

(Name of Issuer)

American Midstream Partners, LP

Anchor Midstream Acquisition, LLC

Anchor Midstream Merger Sub, LLC

American Midstream GP, LLC

AMID GP Holdings, LLC

High Point Infrastructure Partners, LLC

Magnolia Infrastructure Partners, LLC

JP Energy Development, L.P.

Busbar II, LLC

Magnolia Infrastructure Holdings, LLC

ArcLight Energy Partners Fund V, L.P.

ArcLight PEF GP V, LLC

ArcLight Capital Holdings, LLC

ArcLight Capital Partners, LLC

Daniel R. Revers

(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02752P 100

(CUSIP Number of Class of Securities)

Christopher B. Dial American Midstream Partners, LP 2103 CityWest Blvd. Building #4, Suite 800 Houston, Texas 77042 (346) 241-3400	Christine Miller Magnolia Infrastructure Partners, LLC c/o ArcLight Capital Partners 200 Clarendon Street, 55th Floor Boston, Massachusetts 02116 (617) 531-6338
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With copies to
Tull Florey Hillary H. Holmes Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 (346) 718-6600	Douglas Bacon, P.C. Matthew R. Pacey, P.C. Brooks W. Antweil Kirkland & Ellis LLP 609 Main Street, 45th Floor Houston, Texas 77002 (713) 836-3600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$204,764,799.75*	$24,817.49**
*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction valuation was determined based upon the product of (a) 39,002,819 Common Units to be converted into the right to receive merger consideration described herein by (b) by $5.25, the per share cash payment to be received in the merger described herein.

**

In accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, as amended, the filing fee of $24,817.49 was determined by multiplying 0.0001212 by the maximum aggregate cash payment of $204,764,799.75.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing

Amount Previously Paid: $24,817.49	Filing Party: American Midstream Partners, LP

Form or Registration No.: Schedule 14C	Date Filed: April 24, 2019

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) American Midstream Partners, LP, a Delaware limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (“Common Units”) that are subject to the Rule 13e-3 transaction; (ii) Anchor Midstream Acquisition, LLC, a Delaware limited liability company (“Parent”); (iii) Anchor Midstream Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”); (iv) American Midstream GP, LLC, a Delaware limited liability company (“Partnership GP”); (v) AMID GP Holdings, LLC, a Delaware limited liability company; (vi) High Point Infrastructure Partners, LLC, a Delaware limited liability company (“HPIP”); (vii) Magnolia Infrastructure Partners, LLC, a Delaware limited liability company; (viii) JP Energy Development, L.P., a Delaware limited partnership; (ix) Busbar II, LLC, a Delaware limited liability company; (x) Magnolia Infrastructure Holdings, LLC, a Delaware limited liability company (“MIH”); (xi) ArcLight Energy Partners Fund V, L.P., a Delaware limited partnership; (xii) ArcLight PEF GP V, LLC, a Delaware limited liability company; (xiii) ArcLight Capital Holdings, LLC, a Delaware limited liability company; (xiv) ArcLight Capital Partners, LLC, a Delaware limited liability company; and (xv) Daniel R. Revers. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 17, 2019 (the “Merger Agreement”), by and among the Partnership, Partnership GP, Parent, Merger Sub and HPIP. Pursuant to the Merger Agreement, Parent has agreed to acquire all of the publicly held equity (other than Common Units held by Parent or any Common Unit designated by Parent as a “Sponsor Unit” with the written consent of the holder of such Common Unit (collectively, the “Sponsor Units”)) in the Partnership under the terms of the Merger Agreement. Under the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent and Partnership GP (the “Merger”), both of which are indirect controlled subsidiaries of ArcLight Energy Partners Fund V, L.P. The Merger will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the parties and set forth in the certificate of merger (the “Effective Time”). The Merger Agreement provides that, at the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Sponsor Units) will be converted into the right to receive $5.25 in cash, to be paid without interest and reduced by any applicable tax withholding (the “Merger Consideration”). As of the Effective Time, all of the Common Units converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be canceled and cease to exist.

The Sponsor Units will be unaffected by the Merger and will remain outstanding, and no consideration will be delivered in respect thereof. The Partnership’s incentive distribution rights (“IDRs”) issued and outstanding immediately prior to the Effective Time will be automatically canceled and cease to exist, and no consideration shall be delivered in respect of the cancellation of the IDRs.

The closing of the Merger will occur on the third business day after the satisfaction or waiver of the conditions to the Merger provided in the Merger Agreement (other than the conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as the Partnership and Parent agree; provided, however, that without Parent’s written consent, the closing of the Merger may not occur prior to May 17, 2019.

The conflicts committee (the “Conflicts Committee”) of the board of directors of Partnership GP (the “GP Board”), consisting of three independent directors, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and holders of Common Units other than Parent, Merger Sub, HPIP and their respective affiliates (the “Unaffiliated Unitholders”), (ii) granted “Special Approval,” as such term is defined in the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (as amended, the “Partnership Agreement”), of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the GP Board adopt and approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group, L.L.C. (“Evercore”), the financial advisor to the Conflicts Committee, to the effect that, as of the date of Evercore’s opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken in rendering Evercore’s opinion as set forth therein, the Merger Consideration is fair, from a financial point of view, to the Unaffiliated Unitholders.

The GP Board, acting in part based upon the recommendation of the Conflicts Committee (and after receiving the approval of Partnership GP’s Class A members), has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership, (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the limited partners of the Partnership, and (iv) authorized the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the limited partners of the Partnership without a meeting, without a vote and without prior notice, pursuant to and on the conditions set forth in the Partnership Agreement.

Under the applicable provisions of the Partnership Agreement, approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote or consent of the holders of a majority of the outstanding Common Units and preferred units, voting together as a single class on an as-converted basis, and a majority of each series of the outstanding preferred units, voting separately as a class (collectively, a “Unit Majority” and, such approval, the “Partnership Unitholder Approval”). As permitted by the Delaware Revised Uniform Limited Partnership Act and the Partnership Agreement, immediately prior to the execution of the Merger Agreement, affiliates of Parent delivered to the Partnership a written consent of limited partners approving the Merger Agreement and the transactions contemplated thereby, including the Merger, by a Unit Majority, which consent constitutes the Partnership Unitholder Approval. Assuming the timely satisfaction or waiver of the conditions set forth in the Merger Agreement, the Partnership currently anticipates that the Merger will be completed in the second quarter of 2019.

Concurrently with the filing of this Transaction Statement, the Partnership is filing an information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Information Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

(b)	Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Action Approved by Written Consent of Unitholders Representing a Unit Majority”

“Unit Ownership of Certain Beneficial Owners and Management”

(c)	Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information—Common Unit Market Price Information”

(d)	Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information—Distribution Information”

(e)	Prior Public Offerings. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Information Concerning the Partnership—Prior Public Offerings”

(f)	Prior Stock Purchases. Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)

through (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Information Concerning the ArcLight Filing Parties—Identity and Background of the ArcLight Filing Parties”

“Information Concerning the Partnership”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Approval of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“The Merger—Primary Benefits and Detriments of the Merger”

“The Merger—Ownership of the Partnership After the Merger”

“The Merger—Financing of the Merger”

“The Merger—Provisions for Unaffiliated Unitholders”

“The Merger—No Appraisal Rights”

“The Merger—Ownership of the Partnership After the Merger”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A: Merger Agreement

(c)	Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Financing of the Merger”

“The Merger—Provisions for Unaffiliated Unitholders”

“The Merger—No Appraisal Rights”

“The Merger Agreement”

Annex A: Merger Agreement

(d)	Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Questions and Answers about the Merger”

“The Merger—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Merger—Provisions for Unaffiliated Unitholders”

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“Information Concerning the Partnership—About the Partnership”

“Information Concerning the ArcLight Filing Parties—Identity and Background of the ArcLight Filing Parties”

“Where You Can Find More Information”

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Partnership’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019 are incorporated herein by reference.

(b)	through (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Financing of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“The Merger Agreement”

“Past Contacts, Transactions and Negotiations”

Annex A: Merger Agreement

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Partnership’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019 are incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger Agreement”

“Common Unit Market Price and Distribution Information”

“Where You Can Find More Information”

Annex A: Merger Agreement

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Partnership’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019 are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“The Merger—Effects of the Merger”

“The Merger—Financing of the Merger”

“The Merger—Primary Benefits and Detriments of the Merger”

“The Merger—Delisting and Deregistration of Common Units”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“Delisting and Deregistration”

Annex A: Merger Agreement

(c) (1) through (8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“The Merger—Primary Benefits and Detriments of the Merger”

“The Merger—Financing of the Merger”

“Delisting and Deregistration”

“The Merger Agreement”

Annex A: Merger Agreement

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

(b)	Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Solicitation by Partnership GP or the Partnership of Alternative Proposals”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—BofA Merrill Lynch Financial Advisor Materials”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

Annex B: Written Opinion of Evercore to the Conflicts Committee

(c)	Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger— BofA Merrill Lynch Financial Advisor Materials”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

Annex B: Written Opinion of Evercore to the Conflicts Committee

(d)	Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“The Merger—Financing of the Merger”

“The Merger—Primary Benefits and Detriments of the Merger”

“The Merger—Ownership of the Partnership After the Merger”

“The Merger—Delisting and Deregistration of Common Units”

“The Merger Agreement”

“Delisting and Deregistration”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A: Merger Agreement

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a) through (b) Fairness; Factors Considered in Determining Fairness. BofA Merrill Lynch was not asked to deliver and did not deliver an opinion to MIH, any of the ArcLight Filing Parties or any other person as to the fairness, from a financial point of view or otherwise, of the consideration to be paid or received, as the case may be, in connection with the Merger. BofA Merrill Lynch’s presentation dated March 14, 2019 does not constitute a recommendation to any unitholder with respect to the Merger Consideration or as to how to act in connection with the proposed Merger or any other matter.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger— BofA Merrill Lynch Financial Advisor Materials”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“The Merger Agreement”

Annex B: Written Opinion of Evercore to the Conflicts Committee

(c)	Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Action Approved by Written Consent of Unitholders Representing a Unit Majority”

“Questions and Answers about the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger Agreement”

(d)	Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger Agreement”

Annex B: Written Opinion of Evercore to the Conflicts Committee

(e)	Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

(f)	Other Offers. Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a) through (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Evercore Group L.L.C. and provided to the Conflicts Committee, dated as of September 28, 2018, December 20, 2018, January 15, 2019, January 17, 2019, January 21, 2019, January 22, 2019, February 5, 2019, March 11, 2019, March 13, 2019 and March 16, 2019 are set forth as Exhibits (c)(2) – (c)(11), respectively, hereto and are incorporated herein by reference. The discussion materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated and provided to Parent, dated March 14, 2019 are set forth as Exhibit (c)(12) hereto and are incorporated herein by reference.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger—Effects of the Merger”

“The Merger—Background of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger— BofA Merrill Lynch Financial Advisor Materials”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“The Merger—Fees and Expenses”

“Where You Can Find More Information”

Annex B: Written Opinion of Evercore to the Conflicts Committee

The written opinion of Evercore is attached to the Information Statement as Annex B and is incorporated herein by reference.

(c)

Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested equity security holder of Common Units or by any representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a) through (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Merger Consideration”

“Summary Term Sheet—Conditions to Consummation of the Merger”

“Summary Term Sheet—Fees and Expenses”

“Summary Term Sheet—Financing of the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Regulatory Approvals and Clearances Required for the Merger”

“The Merger—Financing of the Merger”

“The Merger—Fees and Expenses”

“The Merger Agreement”

(c)	Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“The Merger—Financing of the Merger”

“The Merger—Fees and Expenses”

“The Merger Agreement—Expenses”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a) through (b) Securities Ownership; Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Treatment of Incentive Distribution Rights”

“The Merger—Effects of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger Agreement—The Merger”

“Certain Purchases and Sales of Common Units”

“Delisting and Deregistration”

“Unit Ownership of Certain Beneficial Owners and Management”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e)	Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Position of the ArcLight Filing Parties as to the Fairness of the Merger”

“The Merger—Purpose and Reasons of the ArcLight Filing Parties for the Merger”

“The Merger Agreement—Conditions to Consummation of the Merger”

“The Merger Agreement—Change in the GP Board Recommendation”

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Merger—Effects of the Merger”

“Selected Historical Consolidated Financial Data”

“Where You Can Find More Information”

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Partnership’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019 are incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Information Statement under the following captions is incorporated herein by reference: Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a) through (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“The Merger—Background of the Merger”

“The Merger—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger— BofA Merrill Lynch Financial Advisor Materials”

“The Merger—Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger—Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)	Amendment No. 1 to the Information Statement of American Midstream Partners, LP (the “Information Statement”) (incorporated herein by reference to the Partnership’s Schedule 14C filed concurrently with the SEC).

(a)(2)	Notice of Action of Written Consent of American Midstream Partners, LP (incorporated herein by reference to the Information Statement).

(a)(3)	Press Release of American Midstream Partners, LP, dated March 18, 2019 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed March 18, 2019).

(b)	None.

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Information Statement).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated September 28, 2018, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated December 20, 2018, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated January 15, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated January 17, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(6)*	Presentation materials prepared by Evercore Group L.L.C., dated January 21, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(7)*	Presentation materials prepared by Evercore Group L.L.C., dated January 22, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(8)*	Presentation materials prepared by Evercore Group L.L.C., dated February 5, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(9)*	Presentation materials prepared by Evercore Group L.L.C., dated March 11, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(10)*	Presentation materials prepared by Evercore Group L.L.C., dated March 13, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(11)*	Presentation materials prepared by Evercore Group L.L.C., dated March 16, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(12)*	Presentation materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated March 14, 2019, for each of the ArcLight Filing Parties on a non-reliance basis.

(d)(1)	Agreement and Plan of Merger, dated as of March 17, 2019, by and among Anchor Midstream Acquisition, LLC, Anchor Midstream Merger Sub, LLC, High Point Infrastructure Partners, LLC, American Midstream Partners, LP and American Midstream GP, LLC (incorporated herein by reference to Annex A of the Information Statement).

(d)(2)*	Equity Commitment Letter, dated as of March 17, 2019, by ArcLight Energy Partners Fund V, L.P., and agreed and accepted by American Midstream GP, LLC.

(d)(3)*	Limited Guarantee, dated as of March 17, 2019, by ArcLight Energy Partners Fund V, L.P. in favor of American Midstream Partners, LP.

(d)(4)*	Capital Contribution Agreement, dated as of March 28, 2019, by and between High Point Infrastructure Partners, LLC and American Midstream GP, LLC.

(f)(1)	Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated April 25, 2016 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on April 29, 2016).

(f)(2)	Amendment No. 1 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, effective May 1, 2016 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on June 22, 2016).

(f)(3)	Amendment No. 2 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated October 31, 2016 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on November 4, 2016).

(f)(4)	Amendment No. 3 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated March 8, 2017 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on March 8, 2017).

(f)(5)	Composite Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, including Amendment No. 1, Amendment No. 2 and Amendment No. 3 (incorporated by reference to Exhibit 3.19 to the Partnership’s Annual Report on Form 10-K (Commission File No. 001-35257) filed on March 28, 2017).

(f)(6)	Amendment No. 4 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated May 25, 2017 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on May 31, 2017).

(f)(7)	Amendment No. 5 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated June 30, 2017 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on July 14, 2017).

(f)(8)	Amendment No. 6 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated September 7, 2017 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on September 11, 2017).

(f)(9)	Amendment No. 7 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated October 26, 2017 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on October 30, 2017).

(f)(10)	Amendment No. 8 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated January 25, 2018 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on January 31, 2018).

(f)(11)	Amendment No. 9 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated as of May 3, 2018 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed May 4, 2018).

(f)(12)	Amendment No. 10 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated May 7, 2019 (incorporated by reference to Exhibit 3.15 to the Partnership’s Quarterly Report on Form 10-Q (Commission File No. 001-35257) filed on May 10, 2019).

(g)	None.

* Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 3, 2019

AMERICAN MIDSTREAM PARTNERS, LP

By:	American Midstream GP, LLC, its general partner

By:	/s/ Louis J. Dorey
Name:	Louis J. Dorey
Title:	Interim President and Chief Executive Officer

AMERICAN MIDSTREAM GP, LLC
in its capacity as the general partner of the Partnership

By:	/s/ Louis J. Dorey
Name:	Louis J. Dorey
Title:	Interim President and Chief Executive Officer

ANCHOR MIDSTREAM ACQUISITION, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

ANCHOR MIDSTREAM MERGER SUB, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

JP ENERGY DEVELOPMENT, L.P.

By: JP ENERGY DEVELOPMENT GP LLC, its general partner

/s/ Daniel R. Revers
Daniel R. Revers, President

BUSBAR II, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, LLC, its General Partner

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Manager

By: ACH GP, LLC, its General Partner

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Manager

ARCLIGHT PEF GP V, LLC

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Member

By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By: ACHP II, L.P., its Managing Member

By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

DANIEL R. REVERS

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers